New Gold Inc.

Suite 1800 Two Bentall Centre, 555 Burrard Street

Vancouver, British Columbia, Canada

V7X 1M9

September 20, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Gold Inc.

Form 40-F for the Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-31722

Dear Ms. Jenkins:

New Gold Inc. (“New Gold” or the “Company”) hereby acknowledges receipt of the comment letter dated August 16, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”) and hereby submits this letter in response to the Comment Letter.  For ease of reference, the Staff’s comments are reprinted below and followed by New Gold’s responses.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

4. Future Changes in Accounting Policies

(e) Stripping costs in the production phase of a mine, page 16

Comment (1):

We note that you have evaluated IFRIC 20 and have determined the implementation is consistent with your current practice. Please confirm you will provide disclosure regarding your accounting policy for stripping costs in any amended or future filings, as appropriate, on Form 40-F, and provide us with the draft disclosure of your planned changes.

Response (1):

New Gold confirms it will provide disclosure regarding its accounting policy for stripping costs in any future filings on Form 40-F.

New Gold proposes to include substantially the following disclosure in the section entitled “Significant Accounting Policies — Mining Interests” in its future Forms 40-F.

“Deferred stripping (Waste removal) costs

As part of its operations, New Gold incurs stripping (waste removal) costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities are deferred and capitalized as part of mineral properties.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories, in accordance with IAS 2 Inventories. Where the costs are incurred to improve access to the ore which will be mined in the future, the costs are deferred and capitalized on the balance sheet as a stripping activity asset (a non-current asset) if the following criteria are met: improved access to the ore body is probable, the component of the ore body can be accurately identified and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred.

The stripping activity asset is subsequently depreciated using the units-of-production amortization method over the life of the identified component of the ore body that became more accessible as a result of the benefit of the stripping activity.”

Exhibit 99.3 — Management’s Discussion and Analysis

Non-GAAP Financial Performance Measures

Total Cash Costs Per Ounce Reconciliation, page 37

Comment (2):

We note the reconciliation of operating expenses from continuing operations to cash costs per ounce for gold sold includes a deduction for by-product copper and silver sales. In calculating this non-IFRS measure, we believe the reduction for by-product revenues is not appropriate because it distorts your actual production costs. In this regard, your presentation suggests you incurred lower mining costs for gold than you actually did. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of the non-IFRS measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in the non-IFRS measures. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F, and provide us with the draft disclosure of your planned changes.

Response (2):

New Gold has considered the Staff’s comment regarding the non-IFRS financial performance measure Total Cash Costs per Gold Ounce.  Particularly, the Staff questioned the appropriateness of reducing total costs for by-product revenues.  New Gold believes that this adjustment provides meaningful disclosure for investors.  Further it is aligned with how we internally view the economics of our mining operations and how we internally report.  Consistent with the principles of Management’s Discussion and Analysis, use of the measure enables readers to view the entity through management’s eyes.  The practice of deducting by-product revenues is applied with general consistency by industry peers and analysts and has been endorsed by various industry bodies.  Furthermore, New Gold’s disclosure clearly breaks out the by-product adjustment and supplements the measure with co-product cash cost figures.  For these reasons and as discussed below, New Gold respectfully submits that its current presentation of Total Cash Costs per Ounce, which is net of by-product revenues, provides meaningful disclosure to investors and should continue to be presented in future filings.

New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.  To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs and any revenue related to secondary metals that are incidentally extracted in the gold mining process.  After deducting this revenue from total operating costs, New Gold views this net value as the economic cost of the gold ounces that it mines, and New Gold believes that its current presentation is the most effective manner to convey this information to investors.  Alternate measures, such as co-product cost or cash cost on a gold equivalent ounce basis, are also meaningful; however, New Gold believes that investors in the gold mining industry are particularly interested in their exposure to movements in the gold price and related margin per gold ounce sold.  The disclosure of total cash costs, net of by-product revenue, allows an investor to readily understand the margin expected to be attained from New Gold’s production of gold ounces.  A co-product methodology requires the reader to consider margins on secondary metals.  The gold equivalent ounce methodology would require an investor to understand the relative prices of secondary metals in relation to gold and provides a theoretical gold ounce sold figure that is less relevant.  Considering these factors, New Gold believes that total cash costs, net of by-product revenues, is a particularly valuable measure to an investor in New Gold.

Gold is the primary metal that New Gold mines; however, the presence of a by-product improves the actual economics of a mining operation and should be reflected in non-GAAP cost measures, provided that the related costs to mine the by-product are also included.  As operating costs reflect the cost to mine both gold and any by-products, New Gold believes it is appropriate to deduct corresponding by-product revenues from operating costs.  New Gold uses this measure internally when assessing the operational and financial performance of its sites and the measure is prevalent in its management reporting systems.

Total cash costs per ounce, net of by-product revenues, is used across New Gold’s industry group of senior and intermediate gold mining companies.  Many base metal producers also report this non-IFRS measure.  As such, investors expect and rely upon this measure.  In reviewing key outputs of analysts that provide coverage of gold mining companies, we noted that they invariably calculate total cash costs, net of by-product revenues, similar to the manner in which we disclose the measure.  This gives support to the analytical merit of the measure and indicates that if New Gold were to cease disclosing it, New Gold would potentially be omitting a key piece of information that investors rely on to understand the Company and the broader gold mining industry.  New Gold notes that the deduction of by-product revenues was initially endorsed by the Gold Institute’s cash cost standard and reaffirmed as an appropriate methodology based on the recently released World Gold Council definitions of all-in sustaining costs, which prescribe that by-product revenues should be deducted from operating costs when calculating cost per gold ounce sold.

New Gold provides in its disclosure a clear breakdown of the total cash costs per gold ounce measure to allow investors to understand the methodology applied and the magnitude of adjustments, including a line item for the deduction of by-product revenues.  With this information, investors can readily adjust for the by-product revenues, if desired.  Additionally, New Gold provides full disclosure of total cash costs on a co-product basis for its operating sites and the consolidated company for investors that might find such measure meaningful.  The co-product methodology does not deduct by-product revenues from its operating costs; however, it apportions total operating costs to the gold and any by-product metals on a revenue basis.  New Gold believes that both measures are meaningful to investors.

For the reasons stated above, New Gold respectfully submits that its presentation of cash costs net of by-product revenues is both meaningful and appropriate and should continue to be presented in future filings.  Consistent with the Company’s historical disclosure practices, New Gold proposes to continue to present these cash cost calculations in a manner that allows investors to adjust for by-product revenues, if desired, and to supplement its disclosure by providing cash cost information calculated on a co-product basis for investors that are interested in that measure.

In connection with responding to the Comment Letter, New Gold acknowledges that:

•                  New Gold is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  New Gold may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (416) 504-0522.

Very truly yours,

/s/ Lisa Damiani
Lisa Damiani
Vice President, General Counsel
and Corporate Secretary
New Gold Inc.

cc:                                Christopher J. Cummings, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP